UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens – Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F    ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2024 Annual Meeting of Shareholders of TOP Ships Inc. (the “Company”).

Attached to this report on Form 6-K as Exhibit 99.2 is the proxy card for the 2024 Annual Meeting of Shareholders of the Company.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

	By:	/s/ Evangelos J. Pistiolis
	Name:	Evangelos J. Pistiolis
	Title:	Chief Executive Officer

Date: November 7, 2024